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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the Year Ended
	October 31, 2007	October 31, 2006	October 31, 2005	October 31, 2004	October 31, 2003
Earnings:
Add:
Income from continuing operations before taxes and equity income	$670	$627	$291	$87	$(746)
Fixed Charges	115	106	58	72	75

Total	$785	$733	$349	$159	$(671)
Fixed Charges:
Interest expense	86	65	27	36	36
Estimate of interest within rental expense	24	37	22	30	33
Amortization of capitalized expenses related to indebtedness	5	4	9	6	6

Total	115	106	58	72	75
Ratio of earnings to fixed charges	6.81	6.92	6.02	2.21	(a )
  (a)
  In order to cover fixed charges in the years ended October 31, 2003, our earnings from continued operations before taxes and equity income would have had to increase by $746 million.

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  Exhibit 12.1
Ratio of Earnings to Fixed Charges